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                                                                      EXHIBIT 35

FOR IMMEDIATE RELEASE
Contact: George Pasley
V. P. Communications
214-953-4510
Website:  prnewswire.com/gix



  GLOBAL INDUSTRIAL TECHNOLOGIES REPORTS FINAL RESULTS OF ANNUAL MEETING PROXY
                                     VOTING

DALLAS, TX (July 2, 1999) - Global Industrial Technologies, Inc. (NYSE: GIX) today reported the final certified results of shareholder voting on the proxy questions brought before the annual meeting of Global shareholders.

As previously reported, Ronald LaBow was elected and is qualified as a director of Global. Also, two non-binding shareholder resolutions concerning de-staggering the board of directors and redeeming Global's Stockholder Rights Plan were passed by Global shareholders.

Rawles Fulgham, Global Chairman and Chief Executive Officer, stated, "In addition to continuing to pursue and implement our business plan, the company is currently in negotiations with a third party concerning a possible sale of Global. Accordingly, Global's board of directors will consider the results of the annual meeting in light of current circumstances."

Global is a major manufacturer of technologically advanced industrial products that support high-growth markets around the world. Products include modular cells for refining nonferrous metals; premium refractories for lining heat-containing industrial vessels such as steel furnaces; raw materials used to make refractory products; processing and recycling equipment.

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